Exhibit 7

Statement Regarding Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges of UBS AG on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred stock dividend requirements are not presented as it equals the ratio of earnings to fixed charges.

		For the year ended
CHF million, except for ratio		31.12.14	31.12.13	31.12.12		31.12.11	31.12.10

Pre-tax earnings from continuing operations		2,424	3,287	(1,851)		5,025	6,983
Add: Fixed charges		7,293	8,030	10,688		11,831	13,471

Pre-tax earnings before fixed charges		9,717	11,317	8,836		16,856	20,454

Fixed charges:
Interest expense		6,639	7,351	9,990		11,143	12,657
Other	[1]	653	679	698		688	814

Total fixed charges		7,293	8,030	10,688		11,831	13,471

Ratio of earnings to fixed charges		1.33	1.41	0.83	[2]	1.42	1.52

1   Other fixed charges relate to the interest component of rental expense.  2  For the year ended 31 December 2012 the ratio of earnings to fixed charges was less than 1.00. The amount by which total fixed charges exceeded pre-tax earnings from continuing operations for this period was CHF 1,851 million.